Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

N-2

RiverNorth Short Prime Unicorn Fund 2028, Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common Stock	(1)	457(o)	0	$20.00	$0.00	0.0001381	$0.00
Fees Previously Paid	Equity	Common Stock		457(a)	500	$20.00	$10,000.00		$1.53

Total Offering Amounts:							$10,000.00		1.53
Total Fees Previously Paid:									1.53
Total Fee Offsets:									0.00
Net Fee Due:									$0.00

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Offering Note(s)

(1)	Estimated solely for the purpose of determining the registration fee.